CORPORATE ACCESS NUMBER

20568133

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE
OF
INCORPORATION

568133 ALBERTA INC.

WAS INCORPORATED IN ALBERTA ON MAY 21, 1993

Registrar of Corporations

CCA-06-102
(Rev. 11/91)